UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 102,654,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 102,654,155

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,654,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.49%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 120,081,759 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital on February 22, 2023, (iii) an aggregate of 1,040,000 Shares issuable to Mr. Peizer upon the exercise of certain options, (iv) an aggregate of 42,222,222 Shares underlying the Keep Well Warrants issued to Acuitas, and (v) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes, as described in further detail in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,654,155
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,654,155
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,654,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.49%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 120,081,759 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital on February 22, 2023, (iii) an aggregate of 1,040,000 Shares issuable to Mr. Peizer upon the exercise of certain options, (iv) an aggregate of 42,222,222 Shares underlying the Keep Well Warrants issued to Acuitas, and (v) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes, as described in further detail in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 5 Pages

AMENDMENT NO. 17 TO SCHEDULE 13D

This Amendment No. 17 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, and Amendment No. 16 to Schedule 13D filed on March 7, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement (as amended to date, the “Keep Well Agreement”), pursuant to which, subject to specific conditions, the Company may borrow up to $25.0 million from time to time. In connection with each borrowing under the Keep Well Agreement, the Company agreed to issue a senior secured note to Acuitas Capital (or an entity affiliated with it) for the amount borrowed (each such note, a “Keep Well Note”). In addition, in connection with each Keep Well Note sold by the Company, the Company agreed to issue to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) warrants to purchase shares of the Company’s common stock (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement.

On March 6, 2023, pursuant to the Keep Well Agreement, the Company issued and sold to Acuitas Capital a Keep Well Note in the amount of $4,000,000, in the form attached to the Keep Well Agreement (the “Note”). In connection with the issuance and sale of the Note, on March 6, 2023, the Company issued to Acuitas a Keep Well Warrant, in the form attached to the Keep Well Agreement, to purchase 8,888,889 Shares pursuant to the terms of the Keep Well Agreement.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 120,081,759 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,281,404 Shares issued and outstanding as of February 16, 2023, as disclosed to the Reporting Persons, (ii) 2,038,133 Shares issued to Acuitas Capital as Additional Commitment Shares on February 22, 2023, (iii) an aggregate of 1,040,000 Shares issuable upon the exercise of options previously granted to Mr. Peizer that have vested, (iv) an aggregate of 42,222,222 Shares underlying the Keep Well Warrants issued to Acuitas (including 8,888,889 Shares underlying the Keep Well Warrant issued to Acuitas on March 6, 2023, as described in Item 4 above), and (v) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes (including 10,000,000 Shares underlying the Keep Well Note issued to Acuitas on March 6, 2023, as described in Item 4 above).

As of March 8, 2023, each of the Reporting Persons may be deemed to have beneficial ownership of 102,654,155 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 1,040,000 Shares underlying options previously granted to Mr. Peizer that have vested;

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 5 Pages

(iii)	an aggregate of 42,222,222 Shares underlying the Keep Well Warrants issued to Acuitas Capital (including 8,888,889 Shares underlying the Keep Well Warrant issued to Acuitas on March 6, 2023); and

(iv)	an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes (including 10,000,000 Shares underlying the Keep Well Note issued to Acuitas on March 6, 2023) (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest thereon is paid in cash).

The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 85.49% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 102,654,155 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 102,654,155 Shares.

Assuming the issuance of all of the remaining Keep Well Warrants and the conversion of all Keep Well Notes into Shares (at a conversion price equal to $0.40 per share), each of the Reporting Persons would be deemed to have beneficial ownership of 193,487,488 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 1,040,000 Shares underlying options previously granted to Mr. Peizer that have become vested;

(iii)	an aggregate of 42,222,222 Shares underlying the Keep Well Warrants issued to Acuitas Capital;

(iv)	the remaining 13,333,333 Shares underlying the Keep Well Warrants issuable to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) upon the funding of the remaining principal amount under the Keep Well Agreement;

(v)	an aggregate of 62,500,000 Shares issuable to Acuitas Capital upon the conversion of all Keep Well Notes, consisting of the sum of (a) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes and (b) an aggregate of 15,000,000 Shares issuable to Acuitas Capital upon the conversion of the remaining Keep Well Notes issuable to Acuitas Capital under the Keep Well Agreement (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash); and

(vi)	62,500,000 Shares underlying the warrant issuable to Acuitas Capital upon the conversion of all Keep Well Notes (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash).

However, the total number of Shares issuable to Acuitas upon the exercise of the Keep Well Warrants and the conversion of the Keep Well Notes is subject to the Issuance Cap, as previously described.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 8, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer